Exhibit 99.1

ENTRÉE GOLD ANNOUNCES FIRST QUARTER 2017 RESULTS
Vancouver, B.C., April 27, 2017 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") has today filed its interim operational and financial results for the first quarter ended March 31, 2017. All numbers are in U.S. dollars unless otherwise noted.
Q1 2017 HIGHLIGHTS
Entrée/Oyu Tolgoi Joint Venture Property, Mongolia
As reported by Turquoise Hill Resources Ltd. ("Turquoise Hill"), major underground development programs currently underway at the Oyu Tolgoi copper-gold mine in Mongolia ("OT") include underground lateral development, sinking of Shafts 2 and 5, support infrastructure, and the convey-to-surface system.  Entrée has a unique carried joint venture interest in a substantial prospective land package in Mongolia (the "Entrée/Oyu Tolgoi JV Property"), which includes two of the world class OT copper-gold deposits, Hugo North Extension and Heruga. The resources at Hugo North Extension include a Probable reserve, which is included in the fully financed $4.4 billion underground block cave currently under construction. Rio Tinto is the project operator for the entire OT project, including the underground block cave mine. Turquoise Hill expects production from the first underground draw bell in mid-2020 and first sustainable production beginning in early 2021.
Corporate
In January 2017, the Company closed a non-brokered private placement of 18,529,484 units of the Company at a price of C$0.41 per unit for gross proceeds of approximately C$7.6 million.  Each unit consists of one common share and one-half of one transferable common share purchase warrant (each whole warrant, a "Warrant").  Each Warrant entitles the holder to purchase one additional common share of the Company at a price of C$0.65 per share for a period of 5 years following the date of issuance.
On February 28, 2017, the Company announced that its Board of Directors (the "Board") had unanimously approved a strategic reorganization of Entrée's business.  Entrée's U.S. based assets, the Ann Mason and Lordsburg projects, will be transferred to a newly incorporated company, Mason Resources Corp. ("Mason Resources").  The strategic reorganization is expected to result in two separate and focused, well-capitalized, debt-free entities, each with a high quality advanced project providing new and existing shareholders with optionality as to investment strategy and risk profile.
As at March 31, 2017, the Company's cash balance was $17.6 million. Of that, it is expected that $8.75 million will be transferred to Mason Resources as part of the strategic reorganization.
For the first quarter of 2017, the Company's net loss was $1.3 million (March 31, 2016 - $1.6 million) which was a reduction of 23% from the comparative period of 2016.
STRATEGIC REORGANIZATION
The Company announced on February 28, 2017 a strategic reorganization of its business (the "Arrangement"). Pursuant to the Arrangement, Entrée's Ann Mason and Lordsburg projects (the "U.S. Projects") will be transferred to Mason Resources. Shareholders of Entrée will receive common shares in Mason Resources ("Mason Common Shares") in proportion to their shareholdings in Entrée. There will be no change to shareholders' existing interests in Entrée.

It is intended that, as part of the Arrangement, Entrée shareholders will receive Mason Common Shares by way of a share exchange, pursuant to which each existing share of Entrée is exchanged for one "new" share of Entrée and 0.45 of a Mason Common Share (the "Consideration"). Optionholders and warrantholders of Entrée will receive replacement options and warrants of Entrée and options and warrants of Mason Resources which are proportionate to, and reflective of the terms of, their existing options and warrants of Entrée. The reorganization will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the "Plan of Arrangement") and must be approved by the Supreme Court of British Columbia (the "Court") and by the affirmative vote of 66 2/3% of Entrée shareholders, as well as Entrée shareholders, optionholders and warrantholders (collectively, the "Securityholders") voting together as a single class. An Annual General and Special Meeting of Securityholders to approve, among other things, the Arrangement, will be held on May 1, 2017 (the "Meeting").
Once the Arrangement becomes effective, the result is expected to be two separate and focused, well-capitalized, debt-free entities, each with a high quality advanced project providing new and existing shareholders with optionality as to investment strategy and risk profile.
As at March 31, 2017, Entrée has a treasury of approximately $17.6 million, of which $8.75 million is expected to be transferred to Mason Resources as part of the Arrangement.  In the event that all outstanding warrants are exercised following the Arrangement, the two companies would receive up to an additional approximately C$6 million in the aggregate.
Entrée is undertaking the Arrangement in order to focus on its unique carried interest in the Entrée/Oyu Tolgoi JV Property. The Arrangement is also expected to give scope to potential value accretive and synergistic acquisitions by each entity, and to maximize shareholder value by allowing the market to value Entrée's Mongolian assets independently of the U.S. Projects. It is expected that transferring the U.S. Projects from Entrée to Mason Resources will help accelerate development of the U.S. Projects.
On April 25, 2017, the Toronto Stock Exchange ("TSX") conditionally approved the listing of the Mason Common Shares.  Mason Resources does not have any of its securities listed or quoted, and has not applied to list or quote any of its securities, on a U.S. marketplace.
Mason Resources will be managed by Entrée's current team of officers. Its board will initially consist of four directors who also currently sit on the Entrée Board, as well as one new director who is independent of Entrée.
On March 24, 2017, the Company filed and mailed its Information Circular (the "Circular") and other materials for the Meeting, which are available on SEDAR at www.sedar.com and on the Company's website at www.entreegold.com. The Circular contains, among other things, details concerning the Arrangement, reasons the Board has recommended the Arrangement, requirements for completion of the Arrangement, the procedure for receiving the Consideration under the Arrangement, how registered shareholders may exercise their dissent rights, procedures for voting at the Meeting and other matters.  Securityholders are urged to carefully review the Circular and accompanying materials as they contain important information regarding the Arrangement and its consequences to Securityholders. Subject to receipt of all required Securityholder, Court and regulatory approvals, the Arrangement is expected to become effective on or about May 9, 2017.

OUTLOOK AND STRATEGY
Both Entrée and Mason Resources will be managed by Entrée's current team of officers and employees for the 2017 year.  The companies will utilize a share service model to allocate administrative costs proportionately to each company based on a ratio to be determined prior to closing of the Arrangement, and annually thereafter.  It is expected that there will be some additional costs associated with the operation of Mason Resources as a separate publicly traded company, such as listing fees, marketing costs and some additional board related costs.  Concurrently, the Company will continue to remain prudent with its expenditures.
The combination of Entrée and Mason Resources expects to spend between $3.0 million and $3.4 million for the 2017 year (2016 year - $4.0 million) on exploration and general administration costs which are discussed below. For the 2017 year, Entrée and Mason Resources are expected to share the general administration costs equally once the Arrangement is complete.
The Company expects to release an updated technical report for the Entrée/Oyu Tolgoi JV Property and Shivee West in mid-2017, based on the data used by Turquoise Hill for its 2016 Oyu Tolgoi Technical Report ("2016 OTTR") filed on October 21, 2016.  The Company estimates the cost to prepare this report to be approximately $0.5 million.
The Company anticipates the one time cost to complete the Arrangement to be between $0.3 million and $0.4 million.
Corporate
The Company has focused, and will continue to focus its efforts on conserving cash reserves. Corporate objectives for 2017 include maximizing the market value of the Company's assets through restructuring, increasing investor awareness and cash conservation.  Total corporate costs, which include marketing and compliance costs, remain estimated to be between $2.0 million and $2.2 million for the 2017 year including an additional $0.2 million of annual public filing costs at Mason Resources for the 2017 year.
Entrée/Oyu Tolgoi JV Property
With the release of 2016 OTTR, the Company intends to develop a complementary PEA for Entrée's interest in the second lift of the Hugo North (including Hugo North Extension) block cave and the Heruga deposit and file these as part of an updated NI 43-101 technical report.  The Company anticipates commencing this process in the second quarter of 2017 and estimates the cost to be approximately $0.5 million to complete and publish the report.
Development of the OT project continues to advance with a number of positive milestones achieved in 2016.  As part of the Company's corporate restructuring initiative, management commenced a market awareness program in late 2016 and will continue through 2017 to improve the investment community's understanding of Entrée's interest in the Entrée/Oyu Tolgoi JV Property, including its potential value as compared with the interests of other OT project stakeholders.

The Company maintains an office and administration in Mongolia.  Excluding the costs associated with the preparation of an updated NI 43-101 technical report referenced above, the Company remains on target to spend approximately $0.2 million for the 2017 year on legal costs and general administration in Mongolia.
Ann Mason Project
The Company continues to target expenditures, including claim filing fees, site maintenance and local administration costs for its Ann Mason project in Nevada (the "Ann Mason Project"), of between $0.7 million and $0.9 million for the 2017 year.  The Company does not intend to implement any significant new work programs at present and will focus on identifying strategic development partners prior to implementing any potential programs to advance the Ann Mason Project into its next phase of development.  Upon completion of the Arrangement, these costs will be assumed in Mason Resources.
Other Properties
Costs associated with all of the Company's other non-material assets have been minimized while management evaluates the best alternatives for each asset in the future. Expenditures for 2017 are for license fees and local administration costs.  The Company expects to spend approximately $0.1 million for the 2017 year.
FIRST QUARTER 2017 FINANCIAL HIGHLIGHTS

Tabled amounts below in USD 000s	YTD 2017	Q4 2016
Exploration	$(259)	$(540)
General and administration	(926)	(911)
Depreciation	(8)	(7)
Foreign exchange gain	18	54
Loss from operations	(1,175)	(1,404)
Interest expense and equity investee loss	(80)	(116)
Income tax recovery	-	553
Net loss	(1,255)	(967)
Foreign currency translation adjustment	96	(460)
Comprehensive loss	$(1,159)	$(1,427)

Cash flows from operating activities before changes in working capital	$(1,265)	$998
Decrease (increase) in receivables, prepaids and other assets	41	(33)
Increase in accounts payables and accruals	62	219
Cash receipts from issuance of capital stock	5,179	-
Cash receipts from issuance of capital stock - stock option	39	-
Cash balance at end of period	$17,550	$13,391

The Company's Interim Financial Statements and accompanying Management's Discussion and Analysis ("MD&A") for the quarter ended March 31, 2017 are available on the Company website at www.entreegold.com, SEDAR at www.sedar.com  and on EDGAR at www.sec.gov.

QUALIFIED PERSON
Robert Cinits, P.Geo., Entrée's Vice President, Corporate Development, a Qualified Person as defined by NI 43-101, has approved the technical information in this release. For further information on the Entrée/Oyu Tolgoi JV Property, see the Company's technical report, titled "Lookout Hill Feasibility Study Update", with an effective date of March 29, 2016, available on SEDAR at www.sedar.com. For further information on the Ann Mason Project, see the Company's technical report, titled "2017 Updated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A.", with an effective date of March 3, 2017, available on SEDAR at www.sedar.com.
ABOUT ENTRÉE GOLD INC.
Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada. As a joint venture partner with a unique carried interest on a significant portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a singular opportunity to participate in one of the world's largest copper-gold projects managed by one of the premier mining companies – Rio Tinto. Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s. Additionally, Entrée has also been advancing its Ann Mason Project in one of the world's most favourable mining jurisdictions, Nevada. The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.
Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders, holding approximately 14%, 10% and 8% of issued and outstanding shares, respectively.
FURTHER INFORMATION
Monica Hamm
Senior Manager, Investor Relations &
Corporate Communications
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com
This News Release contains forward-looking statements and forward-looking information (together, "forward-looking  statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995 with respect to corporate strategies and plans; requirements for additional capital; uses of funds; the value and potential value of assets and the ability of Entrée to maximize returns to shareholders; potential financial and other benefits of spinning-out the U.S. Projects; timing and approval for a spin-out of the U.S. Projects; the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; anticipated future production, capital and operating costs, cash flows and mine life; capital, financing and project development risk; completion of an updated technical on Entrée's interest in the Entrée/Oyu Tolgoi JV Property; a potential strategic development partner for Ann Mason; the potential impact of future exploration results on Ann Mason mine design and economics; the potential development of Ann Mason; potential types of mining operations; construction and continued development of the Oyu Tolgoi underground mine; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, legal proceedings and negotiations and the environment in which the Company will operate in the future, including the status of the Company's relationship and interaction with the Government of Mongolia, Oyu Tolgoi LLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term power source for the Oyu Tolgoi underground mine; the ability of Oyu Tolgoi LLC to draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; delays, and the costs which would result from delays, in the development of the underground mine; projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.  Other uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others, Entrée not obtaining all necessary shareholder, Securityholder, Court and regulatory approvals of a spin-out of its U.S. Projects into Mason Resources; the market valuing Entrée and Mason Resources in a manner not anticipated by Entrée; unanticipated costs, expenses or liabilities; all conditions precedent to the Plan of Arrangement not being satisfied or waived and the Plan of Arrangement not becoming effective; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; the size, grade and continuity of deposits not being interpreted correctly from exploration results; the results of preliminary test work not being indicative of the results of future test work; fluctuations in commodity prices and demand; changing foreign exchange rates; actions by Rio Tinto, Turquoise Hill and/or Oyu Tolgoi LLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of, laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as power, water, skilled labour, transportation and appropriate smelting and refining arrangements; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the section entitled "Risk" in Entrée's most recently filed Management's Discussion & Analysis and in the section entitled "Risk Factors" in Entrée's Annual Information Form for the financial year ended December 31, 2016, dated March 10, 2017 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.